Exhibit 99.1

GREENBROOK TMS ANNOUNCES DIRECTOR APPOINTMENT

October 31, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that it has appointed Ms. Surindra Mann to the Company’s board of directors (the “Board”) as an independent director, filling the vacancy created by the resignation of Dr. Adrienne Graves, Ph.D., effective immediately.

Surindra Mann is a dynamic finance executive with over 20 years of experience at public companies driving transformational change at the intersection of business and strategy. Ms. Mann possesses extensive finance and accounting expertise in high growth environments, primarily in the medical device industry. Ms. Mann is currently the vice-president, global finance, at STAAR Surgical, a Medical Device company located in California, a position she has held since 2017. Prior to her role at STAAR Surgical, Ms. Mann held multiple positions at Abbott Labs leading all aspects of finance during her more than 15-year tenure. Ms. Mann currently serves on the board of directors of Beyond Blindness where she also served as a member of its finance, governance and audit committees. Ms. Mann received a Bachelor of Commerce from the University of Toronto and is a Chartered Professional Accountant (CMA, Ontario, Canada).

Dr. Adrienne Graves, Ph.D., who has resigned as a member of the Board, served as an independent director since the Company’s initial public offering in 2018, was chair of the Governance and Nominating Committee, and was a member of the Compensation Committee and Audit Committee during her tenure. In connection with Dr. Graves’ resignation, Ms. Mann has been appointed to the Audit Committee. Mr. Frank Tworecke, a current director and member of the Governance and Nominating Committee, will now serve as chair of the Governance and Nominating Committee.

Sasha Cucuz, Chairman of Greenbrook, commented, “We are so fortunate to have had the privilege of Adrienne’s wisdom, experience and business acumen for all of these years. Her contribution to board deliberations has been invaluable to our Company, and her counsel to the management team has been greatly appreciated. On behalf of the Greenbrook family and our shareholders, I wish to thank Adrienne for her guidance and wisdom in supporting our vision over these many years and wish her every success in her future endeavors.”

“We are excited to be working with Surindra and I would like to extend her a warm welcome to our board of directors,” said Bill Leonard, CEO of Greenbrook. “Surindra’s deep understanding of our industry and passion for our mission makes her a perfect fit for our board.”

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than 1.2 million treatments to over 38,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867